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Neil McGlone                            Jack Finney
Michael A. Burns & Associates           Retalix USA
+1-214-521-8596                         +1-215-953-5889
nmcglone@mbapr.com                      Jack.finney@retalix.com


           Retalix, KSS Retail and Willard Bishop to Provide Grocers a
                  Comprehensive Solution for Price Management

             Solution Combines Strategic Consulting with Technology
            to Help Grocers Control and Strengthen Their Price Image
                            and Overall Profitability

     DALLAS - Oct. 25, 2007 - Retalix(R) (Nasdaq: RTLX), a global provider of software solutions for retailers and distributors, today announced a partnership with KSS Retail and Willard Bishop, LLC to provide grocers with a "holistic" price management offering, which includes the creation of an overall pricing strategy, the execution and analysis of price management, and a science-based price optimization system.

     The companies will combine a range of strategic consulting offerings and advanced technology solutions to help grocers execute effective price management programs that include:

      o Price Strategy Development conducted by Willard Bishop, a solution that is tailored to a retailer's unique competitive environment and designed to enhance price image, while driving sales and sustainable profits.
      o Price Strategy Execution and Analysis via Retalix HQ/Store software, Retalix's central and store-level rules-based item pricing and inventory management solution, which controls, automates and analyzes store pricing strategies.
      o Price Optimization using KSS Retail's PriceStrat product that leverages proven scientific algorithms to generate optimized regular and promotional prices. The system uses product elasticity, cannibalism and affinity cross-effects combined with mathematical relationships and business rules.

     "We forged this partnership to better respond to the industry's requirement to establish and manage prices on an end-to-end basis. Grocers operate in extremely competitive environments where every penny counts, and this holistic approach to the price lifecycle process will enable retailers of all sizes to realize incremental gross profit dollars without sacrificing sales," said Ray Carlin, executive vice president for Retalix USA. "Grocers now have a comprehensive price management solution that helps them develop a sound strategy and execute on that strategy through automation, optimization and integration."

     As a second phase, StoreNext Retail Technologies, a Retalix subsidiary, will offer this integrated approach via its hosted Connected Services program..

     "Pricing strategy continues to have a huge impact on grocers, and retailers now have to rethink their strategy around supplier price increases, stiff competition and other industry pressures," said Jon Hauptman, partner at Barrington, Ill.-based Willard Bishop, LLC. "This alliance will give grocers a unique chance to incorporate the development of pricing strategies into their technology purchases, so that they can fully realize the benefits of technology and be even more competitive in the marketplace."

     "The combined competencies of Retalix, Willard Bishop and KSS Retail provide our customers with a truly holistic approach to pricing, ranging from strategy to optimization to execution," said Lance Jacobs, chief executive officer of KSS Retail. "We are excited to partner with these market leaders and provide solutions to retailers that strengthen their competitive position, drive significant additional profitability and ensure execution to strategy."

     About KSS Retail

     KSS Retail is a leading supplier of science-based pricing intelligence, optimization and modeling solutions to the grocery, convenience retail, chain drug and mass retail industries. Retail merchants use KSS Retail software to model and optimize in-store prices for regular and promotional pricing. For more information, visit www.KSSRetail.com, or contact Lyle Walker at (972) 733-0465, or Lyle.Walker@KSSRetail.com.

     About Willard Bishop

     Willard Bishop is a consulting firm working with retail and foodservice companies to solve business problems and identify opportunities to drive profitable growth. For more than 30 years, the company has helped clients in the United States, Canada, Europe, Asia and Latin America implement go-to-market strategies that improve both top-line sales and bottom-line profits. They do this by going beyond research to develop strategic implications and actionable recommendations for their clients. Web site: www.willardbishop.com.

     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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